NXT ANNOUNCES CLOSING OF
US $1 MILLION PRIVATE PLACEMENT FINANCING

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

CALGARY, ALBERTA, May 7, 2012 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; NASDAQ-OTCBB:NSFDF), today announced the closing of a non-brokered private placement financing (the “Financing”) of 1,303,333 units (the “Units”) for proceeds of US $977,500.

“I am very pleased with the significant progress that NXT has made since Q3-2011” said George Liszicasz, NXT’s President & CEO. “We are on track to post a record year in revenues, and expansion in our Latin America core area continues.  Since receiving the ‘Best Innovation Award’ at the NGO conference in Mexico last August, NXT has been asked to make technical presentations to new client prospects in Brazil, Colombia, the Middle East, Africa and Mexico.  The recent, cumulative injection of US$3.2 million capital has allowed us to significantly enhance our financial position, and will enable us to pursue and execute new larger scale international contracts.  Our goal has never changed - “to have the SFD® technology become an integral part of every explorationist’s Toolbox”.

Each of the 1,303,333 Units issued in this Financing consist of one common share of NXT (a “Share”) and one common share purchase warrant (a “Warrant”), with the following terms:

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Each of the 1,303,333 Warrants issued will entitle the holder to acquire one Share of NXT at an exercise price of US $1.20 and has a term of 2 years, expiring  May 4, 2014;

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NXT has the option to call for acceleration of the expiry (the “Acceleration”, subject to a maximum of 50% in the first 6 months after issuance) of the Warrants if it issues a press release advising that its Shares have traded in excess of US $1.50 for 20 consecutive trading days on the Nasdaq OTCBB;

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Any Warrants subject to Acceleration shall expire 30 days after notice; and

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These new Shares and Warrants issued are subject to a hold period that expires September 5, 2012.

NXT paid finder’s fees totaling US $61,800 and issued a total of 82,400 finder’s warrants (with the same terms as the Warrants noted above) on this Financing, which had the same terms as the prior private placement financings which closed in March for total gross proceeds of US $2,216,005.   This current Financing includes US $30,000 subscribed for by one of the officers of NXT.

NXT now has a total of 39,554,959 outstanding common shares.  The cumulative total for the recent 2012 private placement closings is summarized as follows:

	March	May 4	2012 total
Gross proceeds (in US$)	$ 2,216,005	$ 977,500	$ 3,193,505
Proceeds, net of finder's fees (in US$)	$ 2,094,193	$ 915,700	$ 3,009,893
Number of Shares issued	2,954,672	1,303,333	4,258,005
Number of Warrants issued	2,954,672	1,303,333	4,258,005
Number of finder's warrants issued	162,416	82,400	244,816
Total number of warrants issued	3,117,088	1,385,733	4,502,821

The above noted 4,502,821 warrants have a maximum term of two years to expiry, which range from March 7 to May 4, 2014.

NXT intends to use these total net proceeds to enhance its working capital position and for general corporate purposes, which may include execution of future SFD® survey contracts, undertaking expanded sales and marketing, IP protection and R&D initiatives, enhancing survey capacity, and to attract new staff and advisors.

NXT also advises that it has terminated its contract with Equicom Group Inc. (“Equicom”), who has been providing investor relations advisory services to complement our internal efforts.  NXT wishes to thank Equicom for its efforts over the past year.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a proprietary survey method that can be used both onshore and offshore to remotely identify potential hydrocarbon traps and reservoirs. NXT provides its clients an efficient and reliable method to reduce time, costs, and risks related to exploration surveys. The SFD® survey system enables our clients to more efficiently focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statements

This news release includes forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements.

Greg Leavens, V-P Finance & CFO	George Liszicasz, President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
Tel: (403) 206-0805	Tel: (403) 206-0800
gleavens@nxtenergy.com	george@nxtenergy.com
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.